FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A Grigorian°, N J Holland
†
(Chief Financial
Officer), J M McMahon
†
, J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.za
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com
M E D I A    R E L E A S E
Gold Fields Limited announces intention to list in Dubai
Johannesburg, October 23, 2006. Gold Fields Limited (Gold Fields) (NYSE:
GFI; JSE: GFI), one of the world’s largest unhedged gold producers, today formally announced its intention to seek a listing on the Dubai International
Financial Exchange (DIFX) by the end of October 2006. Gold Fields will be the first African, South African and gold mining company to list on this exchange. With its primary listing on the JSE, Gold Fields is also listed on the
NYSE, LSE, Euronext and Swiss Exchanges, making DIFX its fifth secondary listing.
Dubai, like Johannesburg, is known as the City of Gold. Dubai is essentially the entry point for physical gold moving to the Middle East, Central Asia and also the Indian sub-continent. The DIFX is ideally situated to access both
Western and Eastern financial markets given Dubai’s optimal time zones, political stability, ultra-modern and efficient trading hubs and international business practices. (See
www.difx.ae
) This listing will enable Gold Fields to
access this largely untapped market and traders in the region will now also be able to add pure gold shares to their portfolios.
Gold is culturally significant in Dubai. Strong domestic demand has pushed
Dubai’s per capita gold consumption to the highest level in the world, such that gold sales accounted for 14% of Dubai’s gross domestic product in 2005
(valued at US$5,8 billion).
1
Ian Cockerill, Chief Executive Officer of Gold Fields, commented:
“Gold Fields has always sought to break new ground. In the same way that we seek out gold in the four corners of the earth, we are also constantly searching for efficient sources of capital to fund our ambitious international growth strategy. We believe that the Dubai International Financial Exchange is superbly placed and structured to be the gateway to accessing capital in the
Gulf and beyond. We look forward to working with the regulatory authorities in
Dubai to achieve a successful listing of our shares on their exchange”.
Christopher Sturdy, Executive Vice President, global head of The Bank of
New York Depositary Receipt Division and the Gold Fields’ sponsor to the listing said:
"The Bank of New York pioneered the depositary receipts structure for DIFX listings and capital raisings, executing the first IPO on DIFX in September
2005. It is particularly gratifying that we are now able to help Gold Fields, a world-class gold mining company, access the substantial pools of liquidity available in the Gulf region via this secondary listing on DIFX. We look forward to helping other distinguished issuers from around the world list their depositary receipts on DIFX."
ends

Notes to the editor
Background on the Dubai International Financial Exchange
The Dubai International Financial Exchange’s (DIFX) is located in the Dubai International Financial Centre
(DIFC), a financial free zone, operational since 2004. DIFX’s aim, since inception in September 2005, is to be the leading stock exchange between Western Europe and East Asia. The exchange currently has 16 member banks – ABN AMRO, Abu Dhabi Commercial Bank, Barclays Capital, Citigroup, Credit Suisse, Deutsche Bank,
EFG-Hermes, HSBC, Jefferies International, KAS BANK, Mashreq Capital DIFC Ltd, Merrill Lynch, Morgan
Stanley, SHUAA Capital, Standard Chartered and UBS. DIFX is the main gateway to opportunities in the Gulf
Cooperation Council States, the rest of the Middle East, North Africa, South Africa, Turkey, Central Asia and
also the Indian sub-continent. The DIFX intends to become the platform of choice in its region for a range of equities, bonds, funds, Islamic products, Index products and derivatives.
Financial activities in the DIFC are governed to international standards by an independent regulator, the Dubai
Financial Services Authority (DFSA). The President of the DIFC is His Highness Sheikh Mohammed Bin Rashid
Al Maktoum, the UAE Vice-President, Prime Minister and ruler of Dubai. DIFX standards are comparable to those of leading international exchanges in New York, London and Hong Kong. For issuers of shares and other securities in these areas, the exchange offers increased market visibility, unprecedented access to regional and global capital and the ability to sustain fair valuation.
1. Source: Commodities Now

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 23 October 2006
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs